UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15/A

AMENDMENT NO. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number : 001-05375

Pulse Electronics Corporation
(Exact name of Issuer as specified in its charter)

12220 World Trade Drive, San Diego, CA 92128
(858) 674-8100
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.125 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: n/a

The Registrant hereby files this amendment to Form 15 to withdraw its Form 15 filings filed on October 16, 2014 and December 29, 2014.  The Registrant will recommence its submission of  required filings under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pulse Electronics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 23, 2015	/s/ Michael C. Bond	Senior Vice President and Chief Financial Officer
Date	Name	Title